May 18, 2010

Lauren Nguyen, Esq.
Attorney-Advisor
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	GS Mortgage Securities Corp. Registration Statement on Form S-3 (File No. 333-164743) Filed on February 5, 2010

Dear Ms. Nguyen:

We are counsel to GS Mortgage Securities Corp. (the “Registrant”) under the above-captioned registration statement (the “Registration Statement”).  We have reviewed your letter dated March 4, 2009 (the “Comment Letter”) transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and have discussed the comments contained in the Comment Letter with various representatives of the Registrant.  Capitalized terms used herein without definition have the meanings given them in the form of base prospectus (the “Base Prospectus”) or form of prospectus supplement (the “Prospectus Supplement”) contained in Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) submitted herewith.  Enclosed herewith are two courtesy copies of Amendment No. 1, two of which have been marked to show changes implemented in response to the requests of the Staff in the Comment Letter.

For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.  References to page numbers in Amendment No. 1 are to the marked version.

REGISTRATION STATEMENT ON FORM S-3

1.
Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.  Please refer to General Instruction I.A.4. of Form S-3.  Also, please provide us with the CIK codes for any

Michael S. Gambro   Tel  212 504 6825   Fax  212 504 6666    michael.gambro @cwt.com

Lauren Nguyen, Esq.
May 18, 2010

affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

The Registrant confirms that the depositor and each issuing entity previously established directly or indirectly by the depositor or any affiliate or the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.  Currently, no affiliate of the depositor has offered a class of asset-backed securities involving the same asset class contemplated under the Registration Statement.

2.
Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K.  Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K.  Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement.  Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.  Please revise your disclosure in the first full paragraph on page S-55 of Prospectus Supplement No. 2 accordingly.

The Registrant confirms that finalized agreements will be filed simultaneously with or prior to the final prospectus or at such later date as the Commission, by rule, regulation or Staff interpretation of general applicability to RMBS, may permit during the term of the Registration Statement.

The Staff’s requested change has been made on page S-52 of Prospectus Supplement No. 2.

3.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

The Registrant confirms that all material terms of the finalized agreements for each offering will be disclosed in the final prospectus filed pursuant to Securities Act Rule 424(b).

4.
Please note that a takedown off a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment.  Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for

Lauren Nguyen, Esq.
May 18, 2010

 information that is not known or reasonably available.  Please confirm for us that the base prospectus includes all assets, credit enhancements, or other structural features reasonably contemplated to be included in an actual takedown.

The Registrant confirms that the Base Prospectus disclosure includes all assets, credit enhancements, or other structural features reasonably contemplated to be included in an actual takedown off the shelf.

PROSPECTUS SUPPLEMENT NO. 1

5.	Disclaimers of liability are inappropriate in a disclosure document. Please remove the disclaimer in the last sentence of the first full paragraph on page S-68 and any similar disclaimers throughout.

The sentence referenced1 is not a disclaimer of liability for the information provided in Prospects Supplement No. 1, but rather it is a description of a term anticipated to be in the finalized agreements. It describes the liability of the trustee for disseminating information in accordance with the terms of that agreement. As such, the Registrant does not believe it is a disclaimer of liability of the type that is not permissible in a Registration Statement.  The Registrant has modified the sentence to clarify this disclosure on page S-65 of Prospectus Supplement No. 1 and page S-53 of Prospectus Supplement No. 3.  The sentence has been added to Prospectus Supplement No. 2 on page S-90 to conform Prospectus Supplement No. 2 to Prospectus Supplement No. 1 and Prospectus Supplement No. 3.

6.	Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.

The Registrant has added a section to each Prospectus Supplement titled “Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties”, which contain bracketed placeholders where the Registrant will describe certain affiliations, relationships and related transactions among the sponsor, the depositor and the issuing entity, and, to the extent known and material, the trustee, the servicer, the special servicer, each originator and each swap counterparty, and the other transaction

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1  “The trustee will not be liable for the dissemination of information in accordance with the pooling and servicing agreement.”

Lauren Nguyen, Esq.
May 18, 2010

parties.  See pages S-50 of Prospectus Supplement No. 1, S-66 of Prospectus Supplement No. 2 and S-41 of Prospectus Supplement No. 3.

7.	Please add a separately captioned section describing legal proceedings as required by Item 1117 of Regulation AB.

The Registrant has added a section to each Prospectus Supplement titled “Pending Legal Proceedings Involving Transaction Parties”, which contain bracketed placeholders where the Registrant will describe any legal proceedings pending against the sponsor, the depositor or any of the other entities described in Item 1117 of Regulation AB that would be material to security holders.  See pages S-50 and S-51 of Prospectus Supplement No. 1, S-66 of Prospectus Supplement No. 2 and S-41 and S-42 of Prospectus Supplement No. 3.

Risk Factors—Less Stringent Underwriting Standards:

8.	Please provide a summary description of the term “non-prime,” and explain how it differs from “subprime.”

“Non-prime” is a term the registrant wishes to use to describe any mortgage loan that is not a “prime” mortgage loan. This usage is consistent with use of the term in governmental publications and testimony.2 Sub-prime and Alt-A are sub-categories of “non-prime” rather than distinct types of loans. We have reviewed the use of “non-prime” and “Alt-A” in the disclosure documents and have made clarifying revisions.  See pages S-15 of Prospectus Supplement No. 1, S-24 of Prospectus Supplement No. 2, S-13 of Prospectus Supplement No. 3, and 35 of the Base Prospectus.

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2  See for example, “Nonprime Mortgage Conditions in the United States”, which, according to the Technical Appendix reflects “conditions and density of owner-occupied subprime mortgage loans for the states, counties and zip codes in the United States.” http://www.newyorkfed.org/regional/techappendix_spreadsheets.html.  See also, “Statement of William B. Shear, Director Financial Markets and Community Investment”, Testimony Before the Joint Economic Committee U.S. Congress, “Home Mortgages Recent Performance of Nonprime Loans Highlights the Potential for Additional Foreclosures”, July 28, 2009, in which he states, “I am pleased to be here today to discuss the performance of the nonprime mortgage market as of March 31, 2009, which includes subprime and Alt-A loans.”  http://jec.senate.gov/index.cfm?FuseAction=Files.View&FileStore_id=42eb8117-74c5-4378-a7e8-9505d858d78d

Lauren Nguyen, Esq.
May 18, 2010

9.
We note that exceptions to underwriting standards used may not have been documented with respect to certain of the pool assets.  Please provide bracketed summary and main prospectus disclosure indicating that you will provide the number and percentage of exception loans in the mortgage pool.

The Registrant has modified the sentences relating to exceptions to underwriting standards and has added disclosure in the forms of Prospectus Supplement and in the Base Prospectus responsive to the Staff’s request. See pages S-14, S-38 and S-42 of Prospectus Supplement No. 1, S-23, S-49 and S-50 of Prospectus Supplement No. 2, S-12, S-29 and S-33 of Prospectus Supplement No. 3, and 36 of the Base Prospectus.

10.	In addition, explain the reasons why underwriting exceptions may not have been documented and describe the types of exceptions that may have been made to the underwriting standards.

The Registrant has modified the sentences relating to exceptions to underwriting standards and has added disclosure in the forms of Prospectus Supplement and in the Base Prospectus responsive to the Staff’s request. See pages S-14, S-38 and S-42 of Prospectus Supplement No. 1, S-23, S-49 and S-50 of Prospectus Supplement No. 2, S-12, S-29 and S-33 of Prospectus Supplement No. 3, and 36 of the Base Prospectus.

Risk Factors—Mortgage Loan Purchase Criteria:

11.	Since Goldman Sachs Mortgage Company has a history and is the business of purchasing mortgage loans, please tell us why you are unable to state the GSMC mortgage loan purchase criteria or revise.

At the time the prior Registration Statement was filed, Goldman Sachs Mortgage Company (“GSMC”) had a conduit purchase program in place. This conduit program and the purchase criteria for other loans purchased by GSMC were based on the actual loans purchased as of the filing of the prior Registration Statement. Since then, GSMC discontinued its conduit program and has not been actively purchasing mortgage loans. GSMC expects to purchase mortgage loans in the future, but the criteria relevant to each purchase may vary from other purchases, based on the type of loan and other factors. In addition, GSMC and originators periodically re-evaluate mortgage loan underwriting and purchasing criteria, which may change from time to time. The Registrant will describe the relevant purchase criteria for a particular pool of loans backing an issuance of asset-backed securities in the prospectus supplement for that issuance.

Lauren Nguyen, Esq.
May 18, 2010

PROSPECTUS SUPPLEMENT NO. 3

12.	Please provide summary disclosure of the events which can trigger liquidation or amortization of the asset pool or other triggers that would change the transaction structure of flow of funds.

We direct the Staff’s attention to pages S-53 through S-55 of the Prospectus Supplement No. 3 where a description of the events of default which may trigger the indenture trustee’s or noteholder’s ability to declare the notes due and payable.  We have added a summary of that disclosure in the “Summary Information” on page S-9 of Prospectus Supplement No. 3.  Bracketed placeholders have been added to provide summary disclosure of other triggers that would change the transaction structure of flow of funds in “Summary Information—Payment Priorities” on page S-6 and in “Description of the Notes and the Indenture—Priority of Payments” on page S-48 of Prospectus Supplement No. 3.

BASE PROSPECTUS

13.	We note that you contemplated a revolving/prefunding period. Please include bracketed language in your prospectus supplements’ summary sections as required by Item 1103(a)(5) of Regulation AB.

The Staff’s requested change has been made by adding bracketed language in the “Summary Information” section of each Prospectus Supplement.  See pages S-9 and S-10 of Prospectus Supplement No. 1, S-18 of Prospectus Supplement No. 2, and S-7 and S-8 of Prospectus Supplement No. 3.

14.
We note your disclosure that the pool may include private mortgage backed securities.  Please update your disclosure pursuant to Item 1111, as necessary, with respect to any mortgage-backed securities issued or guaranteed by private entities.

The Registrant has reviewed the information presented in the Base Prospectus on pages 31 to 33 and has updated that information to ensure compliance with Item 1111.

Lauren Nguyen, Esq.
May 18, 2010

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Michael S. Gambro
Michael S. Gambro

cc:  Sang Kim, Esq.